Strathmore Minerals Corp.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated August 13, 2007  with regards to the Company’s Comprehensive Registration Statement Amendment #1 on Form 20-FR12g filed on July 13, 2007.

Comment Number	Page	Response

1		A version of the amended filing with the revisions marked is being filed on EDGAR and provided on paper via courier.

2		The revisions have been noted throughout the document.

3	7, 10, 11, 13, 15, 16, 19, 30, 31, 32, 34, 39, 50, 51, 52, 53, 54, 55, 56, 58, 60, 61, 63, 65, 66, 72, 83, 84, 87, 88, 89, 91, 93, 97, 106, 107, 114, 115	The document has been updated.

4	19	Fission Energy distributed its common shares under a Rule12g3-2b exemption. The information has been added to the document.

5	Exhibits

Copies of the LOI’s for Pinetree-Reno Creek, Nose Rock, and Dalton Pass have been filed as exhibits. Copies of the Jeep and Sky project agreements have been filed as exhibits, and a copy of the Sumitomo agreement has been filed.

6	83-85	The document has been updated to reflect

7	83-85	The amount of time each officer and direct will spend on Fission Energy has been added, and the amount they will spend on Strathmore business has been revised accordingly.

8	83-85	The document has been revised with additional biographical information regarding each officer and director.

9	118

The Unaudited Interim Financial Statements for the 3 month period ended March 31, 2007 have been revised. The Balance Sheet now includes the correct comparative figures for the year ended December 31, 2006.

10	Website	The website has been updated with the cautionary language.

Sincerely,

/s/  Patrick Groening

Patrick Groening,

Chief Financial Officer